SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September 2009	Commission File Number: 001-31556
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
          The underwriting agreement contained in Exhibit 1.1 and the agency agreement contained in Exhibit 1.2 of this Form 6-K are hereby incorporated by reference as exhibits into the registration statement on Form F-10 of the Registrant (File No. 333-161637).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: September 10, 2009	By:		/s/ Paul Rivett

		Name:	Paul Rivett
		Title:	Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.1	Underwriting Agreement dated September 8, 2009 between Fairfax and the Underwriters as defined therein

1.2	Agency Agreement dated September 8, 2009 between Fairfax and the Agents as defined therein